Mail Stop 3561

February 17, 2010

Steven L. Spinner
Chief Executive Officer
United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

  Re: **United Natural Foods, Inc.**
     Form 10-K for Fiscal Year Ended August 1, 2009
     Filed September 30, 2009
     Proxy Statement on Schedule 14A
     Filed December 3, 2009
     Form 8-K
     Filed September 9, 2009
     File No. 0-21531

Dear Mr. Spinner:

  We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 1, 2009

Item 7. Management's Discussion and Analysis of Financial Condition…, page 25

1. Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent

past performance is indicative of future performance. In addition, please discuss in
reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges and risks in short and long term and the actions
  you are taking to address them.

For example, we note the disclosure on page 12 that your business is sensitive to
economic downturns. Please explain the effect that the recent turmoil on the
economy has on your operations. Also, you state on page 26 that in recent years your
sales to existing and new customers have increased through the continued growth of
the natural and organic products industry, increased market share among other
reasons. Please discuss if you expect this trend to continue. Please describe the
efforts you have made to improve the shopping experience of your customers and the
results to date. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies, page 27

Valuation of goodwill and intangible assets, page 28

2. Please expand your disclosure to provide investors with sufficient information to
   assess the recoverability of goodwill and the probability of a future material
   impairment charge. For example, you should disclose the reporting unit level at
   which you test goodwill for impairment and your basis for that determination. You
   should also disclose whether any of your reporting units are at risk of failing step one
   of the impairment test or that the fair value of each of your reporting units is
   substantially in excess of carrying value and are not at risk of failing step one. For
   each reporting unit that is at risk of failing step one, you should:

   - disclose the carrying value and fair value of the reporting unit or the
     percentage by which fair value exceeds the carrying value as of the date of
     your most recent step-one test;
   - describe the methods and key assumptions used and how the key assumptions
     are determined;
   - discuss the degree of uncertainty associated with the key assumptions, such as
     the growth rate used in estimating future cash flows; and
   - describe the potential events and/or changes in circumstances that could
     reasonably be expected to negatively affect the key assumptions used in
     determining fair value.

   Similar qualitative and quantitative information regarding intangible assets and other
   critical accounting estimates should be provided to the extent there are material
   implications associated with the methods, assumptions and estimates underlying the
   accounting measurements. Refer to Item 303(a)(3)(ii) of Regulation S-K and
   Commission Guidance Regarding Management's Discussion and Analysis of

Financial Condition and Results of Operations, Release No. 34-48060, available on our web site at http://www.sec.gov.

Results of Operations, page 29

3. We note that you have not quantified the impact of a number of factors that contributed to changes in net sales, gross profit and operating expenses in your discussions of results of operations for the fiscal year ended August 1, 2009 compared to fiscal year ended August 2, 2008 and fiscal year ended August 2, 2008 compared to fiscal year ended July 28, 2007, including (i) increases in sales attributable to branded products acquired during the past three years, (ii) the increase in fiscal 2009 sales as a result of the fiscal 2008 acquisition from UNFI Specialty, (iii) the impact of UNFI Specialty sales, fuel surcharge revenues and sales of branded product lines on gross profit as a percentage of sales, (iv) the impact of forward buying opportunities or missed forward buying opportunities on gross profit as a percentage of sales for each year, (iv) the impact of increases in information technology expenses, depreciation, health insurance expense and amortization expense on operating expenses, and (v) the impact of expense control programs on operating expenses for each year. As represented in your response to comment one in our letter dated April 3, 2007, please quantify the factors identified in your discussion and analysis of operating results that contribute to changes in net sales, gross profit and operating expenses to the extent practicable. In addition, please describe your forward buying and expense control programs referred to in your discussions and analysis of gross profit and operating expenses for each year. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 34-48960.

4. Please include a discussion of segment information or tell us why you believe a discussion of segment information is not meaningful to an understanding of your business, particularly in light of the trend in operating income (loss) of the other segment as depicted in Note 14 to your financial statements.

Liquidity and Capital Resources, page 35

5. You state that your maximum borrowing base under your credit facility is $400 million and as of August 1, 2009, your outstanding borrowing under this credit facility totals $200 million leaving you with $137 million in available credit. Please tell us why you only have $137 available since your credit facility is $400 million and you only have $200 million outstanding borrowings as of August 1, 2009. Also, in your Form 10-Q for the fiscal period ended October 31, 2009 states that "[a]s of October 31, 2009, our borrowing base, based on accounts receivable and inventory levels, was $393.5 million. Please discuss how your borrowing base is calculated as it seems to be variable depending on your accounts receivable and inventory levels rather than a fixed number.

6. Please expand your discussion to specifically address liquidity on both a short term and long term basis. You should refer to instructions 2 and 5 of Item 303(a) of

Regulation S-K and Financial Reporting Codification Section 501.03.a. for guidance that should be considered in assessing liquidity, and providing a discussion of prospective information regarding your short-term and long-term sources of, and needs for, capital. Specifically address your ability to meet your cash needs for the next 12 months as well as the long-term in light of anticipated capital expenditures and payments on long-term obligations and commitments. The discussion should also include an evaluation of the certainty of cash flows and a discussion and analysis of known trends and uncertainties.

7. Please provide a discussion and analysis of material changes in operating, investing and financing cash flows for the three-year period covered by the financial statements. In addition, please describe the underlying reasons for changes in cash flows related to inventories, accounts payable and overall working capital for each year presented, with a focus on any known trends or uncertainties. Refer to Item 303(a) of Regulation S-K and Section IV.B.1 of SEC Release 34-48960.

Item 8. Financial Statements and Supplementary Data, page 41

Consolidated Statements of Cash Flows, page 47

8. We note that you recognized excess tax benefits related to the value of equity instruments issued under share-based payment arrangements recognizable for financial reporting purposes as a cash inflow from financing activities. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to paragraph 23.c. of SFAS No. 95 (FASB Accounting Standards Codification "ASC" 230-10-45-17) and paragraph A96 of SFAS No. 123R (ASC 718-20-55-24).

Notes to Consolidated Financial Statements, page 48

Note 1. Significant Accounting Policies, page 48

Shipping and Handling Fees and Costs, page 54

9. Please disclose the amount of outbound transportation expenses classified as operating expenses for each year presented as represented in your response to comment five in our letter dated April 3, 2007. Refer to paragraph 6 of EITF 00-10 (ASC 605-45-50-2).

Item 15. Exhibits, Financial Statement Schedules, page 76

10. Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided schedules and/or exhibits to the following material agreements:

- Exhibit 10.11 - Amended and restated Loan and Security Agreement, dated April 30, 2004, with Bank of America Business Capital;

- Exhibit 10.12 - Term Loan Agreement with Fleet Capital Corporation dated April 30, 2003;

- Exhibit 10.28 - Merger Agreement, dated October 5, 2007, by and among the Registrant, UNFI Merger Sub, Inc.., Distribution Holdings, Inc and Millbrook Distribution Services, Inc.

- Exhibit 10.59 – Sixth Amendment to Amended and Restated Loan and Security Agreement as of February 25, 2009;

- Exhibit 10.60 – Ninth Amendment to Term Loan Agreement with Bank of America, N.A. as successor to Fleet Capital Corporation, dated February 25, 2009.

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

Performance-Based Cash Incentive Compensation, page 24

11. We note that your annual cash incentive is made of several components and you have disclosed the applicable targets and results for some, but not all of these components. Please disclose all of the targets for each component, including the minimums you required relating to EBIT and division-level earnings, and the results for each component. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 118.04 of our Compliance and Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Incentive Program, page 31

12. We note that your Long-Term Incentive Program is based, in part, upon several factors including your Compensation Committee's assessment of the Named

Executive Officer's individual performance. Please describe the areas of individual performance that the Compensation Committee considers.

13. We also note that your equity awards are also based on the Company' s performance for the prior fiscal year compared to internally prepared projections for that year. Please provide quantitative or qualitative disclosure about the internally prepared projections that you take into account in setting your long-term compensation policies. Refer to Item 402(b)(2)(5) of Regulation S-K.

Certain Relationships and Related Transactions, page 53

14. Please discuss the standards you apply when reviewing related party transactions. Refer to Item 404(b) of Regulation S-K.

Form 8-K Filed September 9, 2009

15. We note your disclosure of Free Cash Flow as a non-GAAP financial measure and the reconciliation provided in the press release furnished under Item 2.02. When you disclose a non-GAAP financial measure in a current report filed under Item 2.02 of Form 8-K, you should provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. As such, in future Form 8-K filings under Item 2.02 that include the presentation of one or more non-GAAP measures please provide the following additional disclosures:

- A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
- the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors; and
- the additional purposes, in any, for which management uses the non-GAAP measure.

Refer to Item 10(e) of Regulation S-K and the Division's Compliance and Disclosure Interpretations – Non-GAAP Financial Measures dated January 11, 2010 available on our web site at http://www.sec.gov.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director